Exhibit 99.1

ROGERS COMMUNICATIONS INC.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual and Special General Meeting of Rogers Communications Inc. (the “Corporation”) held on April 22, 2014 in Toronto, Ontario.

Class A Voting Shareholders

1.	Election of Directors

Resolutions electing the following 16 individuals as directors of the Corporation until the next annual general meeting were passed with the following results:

Charles W.D. Birchall Votes For: Votes Withheld:	109,420,250 8,344	Stephen A. Burch Votes For: Votes Withheld:	109,424,650 3,944

John H. Clappison Votes For: Votes Withheld:	109,424,437 4,157	Alan D. Horn Votes For: Votes Withheld:	108,957,146 471,448

Thomas I. Hull Votes For: Votes Withheld:	108,956,849 471,745	J. Guy Laurence Votes For: Votes Withheld:	109,415,449 13,145

Philip B. Lind Votes For: Votes Withheld:	108,957,019 471,575	John A. MacDonald Votes For: Votes Withheld:	109,425,097 3,497

Isabelle Marcoux Votes For: Votes Withheld:	109,425,092 3,502	David R. Peterson Votes For: Votes Withheld:	109,410,699 17,895

Edward S. Rogers Votes For: Votes Withheld:	108,956,104 472,490	Loretta A. Rogers Votes For: Votes Withheld:	108,955,644 472,950

Martha L. Rogers Votes For: Votes Withheld:	108,955,444 473,150	Melinda M. Rogers Votes For: Votes Withheld:	108,955,504 473,030

Charles Sirois Votes For: Votes Withheld:	109,424,457 4,137	John H. Tory Votes For: Votes Withheld:	109,423,345 5,249

2.	Appointment of Auditors

A resolution appointing KPMG LLP as auditors of the Corporation until the Corporation’s next annual shareholders meeting was approved for the ensuing year with 109,462,407 votes cast in favour of their appointment and 1,580 withheld.

3.	Amending the Articles of the Corporation

A resolution amending the articles of the Corporation to permit the Corporation to take advantage of the new notice-to-access provisions for reporting issuers for the delivery of documents to shareholders was approved with 109,421,261 votes cast in favour and 7,333 against.

For additional information, please see the Circular.

Toronto, Ontario April 24, 2014

ROGERS COMMUNICATIONS INC.

Per:	“David P. Miller”
David P. Miller
Senior Vice President, General Counsel & Secretary